STEPHAN JAN MEYERS, ESQ. 100 S. Sunrise Way, Suite A-800 Palm Springs, California 92262

Phone: 858-922-2006 Fax: 888-501-3763 Email: steve@smeyers.com

May 1, 2008

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010

Attn:	Evan S. Jacobson
	Re:	ZUMA360 Software, Inc.
Registration Statement on Form S-1 Filed March 14, 2008 File No. 333-149710

Dear Mr. Jacobson:

On behalf of ZUMA360 Software, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated April 8, 2008, with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”), filed with the Commission on March 14, 2008. Attached hereto as Exhibit A is Amendment No. 1 to the Form S-1 (the “Form S-1/A” or the “Amendment”) that reflects the Company’s response to your comments.

                 All responses provided herein are based solely on information provided by the Company.

                 We respectfully request that the Staff provide any further comments at its earliest convenience.

                 For your convenience, we have reprinted the Commission’s written comments below in bold prior to the Company’s responses. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated.

Outside Front Cover Page of the Prospectus

1.
In the fourth paragraph of the cover page, you indicate that the units will be offered at  a fixed price until such time as the shares of common stock are quoted on the OTCBB or another market. Please refer to paragraph (a)(4) of Rule 415 and note that an at-the- market equity offering of the type you propose following the inclusion of the common stock on the OTCBB or another market must satisfy the requirements of paragraph (a)(1)(x) of Rule 415. In this regard, we note that the registration statement is not on Form S-3, and that Form S-3 is not currently available for use by your company. Revise to set a fixed offering price for the units that will be in effect throughout the offering period.

RESPONSE:

The Company has revised its Form S-1 to set a fixed offering price of $2.25 per Unit that will be in effect during the term of this offering, which will terminate 12 months from the effective date of the prospectus unless the offering is fully subscribed before that date or the Company decides to close the offering prior to that date. Theses changes are reflected on the fourth paragraph of the cover page and page 51 of the Amendment under the caption “PLAN OF DISTRIBUTION.”

2.
On page 51 you disclose that there is no minimum number of units that must be sold and all proceeds from subscriptions will be retained upon acceptance by you. Please expand the outside front cover page of your prospectus to inform investors that there is no minimum offering amount and add a risk factor that addresses the risks to investor that results from a “no minimum” offering structure.

RESPONSE:

The Company has made revisions to the front cover page of its prospectus (page 3 of the Amendment) and to the caption “PLAN OF DISTRIBUTION” on page 51 of the Amendment to more explicitly state that there is no minimum offering amount. Additionally, the Company has added a section titled “Risks Associated With This Offering” under the caption “RISK FACTORS” on page 5 of the Amendment to further address the risks to investors from a “no minimum” offering.

Cautionary Note Regarding Forward-Looking Statements page 17

3.
We note your assertion that your document includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Because you are a new registrant that is not yet subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the statements in your filing are made in connection with your initial public offering, this assertion appears inappropriate. See paragraphs (a)(1) and (b)(2)(D) of Section 27A of the Securities Act of 1933. Please revise accordingly.

RESPONSE:

The Company has removed the caption named “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” and text following it that previously appeared on page 17 of the Form S-1.

Management’s Discussion and Analysis, page 23

Liquidity and Capital Resources, page 25

4.
Expand this section to disclose your viable plan to eliminate the uncertainty as to whether you will be able to continue as a going concern. In this respect, indicate the period of planned operations that your existing capital resources will enable you to fund, and if those resources are not sufficient to fund a minimum of 12 months of operations following the date of the prospectus, state the estimated amount of additional capital that you believe must be obtained to enable you to pursue your business plan for the minimum period of 12 months. Explain more specifically how you plan to address any material capital deficiency that you describe. In your response letter, tell us the basis for management’s belief that you will be able to acquire equity funding and long-term financing that will enable the company to operate for the next 12 months. Also, state the current rate at which you are using capital in operations. Indicate whether the rate at which cash has been used in operations in the recent periods is consistent with your expectations regarding capital requirements during the next 12 months. Explain any known future trend or any known events that will cause your future capital requirements to vary from historical ones. See Item 303(a)(1) and (2) of Regulation S-K, and Instructions 2 and 5 thereto; see also SEC Release Nos. 33-6835 and 33-8350.

RESPONSE:

We have made numerous changes to the text appearing under the caption “MANAGEMENT’S DISCUSSION AND ANALYSIS” and the heading “Liquidity and Capital Resources” that appear on pages 21-25 of the Amendment, and which we believe are responsive to your concerns and the guidance provided by the Releases you cited. As noted in our revisions, we have been operating the Company on a bare-bones level since last November. If we were able to implement our Business Plan, our current expenses would be approximately $30,000 per month. However, we have instead implemented significant cost-reduction efforts and reduced our expenses to a bare minimum, and have continued operations on a budget of approximately $6,500 per month from advances from management. As indicated in our amendments, we have deferred management salaries, outsourced programming activities, cut back product development, and eliminated all but essential expenses.

The Company believes that even if the Offering fails to generate any proceeds, it will be able to sustain operations for at least the next 12 months from the effective date of this Offering. In addition to the advances from management, the key product of our ZUMA Suite, Zuma Pro, is now available for internet sales. Based upon initial customer responses as well as favorable demonstrations for potential key clients, the Company believes it will be able to generate sufficient revenues from product sales prior to the twelfth month from the effective date of this registration statement to supplant fully the need for any further advances from management even if this offering failed to generate any funds.

You have also requested that we tell you the basis for our belief that we will be able to acquire equity funding and long-term financing that will enable us to operate for the next 12 months. As indicated, the Company believes that it could continue in operation for the next 12 months, albeit at a lower level of functionality, solely on advances from management. The Company’s belief that it will be able to acquire equity funding and/or long term financing that will enable it to operate for the next 12 months is based on several factors. First, the Company has had preliminary indications of interest from several potential investors. While no agreements have been reached and no negotiations are currently taking place, we were informed that the key market segments which our products address—internet advertising, digital advertising, and entertainment, are key areas currently drawing investment dollars. Second, we have assembled a strong and experienced management team, as well as well-known directors and advisors. We believe that they will enhance the likelihood of this Offering being successful. Finally, we have engaged in significant market analysis and comparisons of our products with similar products offered by our potential competition. We believe that our products posses a more robust architecture and are far more feature rich than the products against which they would most likely compete, and that we will be able to price our products at significantly lower price points. The Company believes that all of the foregoing will significantly increase investor interest in our offering, and could substantially contribute to its success.

Part II, Information Not Required in page 55

Undertakings, page 57

5.	We are unclear why you have not provided the Rule 430C undertaking in Item 512(a)(5)(ii) of Regulation S-K. Please advise.

RESPONSE:

We have amended Item 17: Undertakings, to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. These changes appear on page 58.

6.
We note your references to yourself as a “small business issuer” in undertaking number four. This phrase is not included in Item 512 of Regulation S-K and should be deleted. Please ensure that the text of this undertaking conforms to the text of Item 512(a) of Regulation S-K, as applicable.

RESPONSE:

We have removed all references to the registrant as a “small business issuer” and made minor amendments to the text of this undertaking to conform it to the text of Item 512(a) of Regulation S-K. These changes appear on page 58.

Should you have further questions or comments concerning this letter or the attachments hereto, please contact the undersigned at (858)922-2006. Thank you.

Very truly yours,

/s/ Stephan Jan Meyers, Esq.
(858)922-2006
steve@smeyers.com

cc:           Srini Vasan, CEO